FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of Dividend Shares attaching to Conditional Share Awards

This notification sets out information relating to the vesting of conditional share awards under the GlaxoSmithKline 2009 Performance Share Plan (the "Performance Share Plan") and the 2009 Deferred Annual Bonus Plan (the "Deferred Annual Bonus Plan").

This announcement covers the vesting of shares from dividends related to the awards made to Corporate Executive Team members and to senior executives who have subsequently been designated as Persons Discharging Managerial Responsibility in 2012, which awards were the subject of a vesting announcement on 13 February. It was indicated in that announcement that the dividend shares would be announced once the final number of dividend shares had been notified to the Company.

2012 Performance Share Plan Award Dividend Shares

As previously announced, 13.5% of the 2012 Performance Share Plan awards vested.

The table below shows the proportion of the dividend shares associated with the 2012 Performance Share Plan awards that vested and lapsed on 12 February 2015:

	Dividend shares which have vested		Dividend shares which have lapsed
	Ordinary Shares	ADS	Ordinary Shares	ADS
Sir Andrew Witty*	9,990		63,989
Mr S Dingemans*	3,846		24,636
Dr M Slaoui*		2,933		18,788
Ms D Connelly		1,215		7,781
Mr A Hussain	2,514		16,099
Mr W Louv		862		5,510
Mr D Redfern	1,441		9,229
Ms C Thomas	1,889		12,101
Mr P Thomson	962		6,151
Mr D Troy		1,595		10,212
Mr P Vallance	3,682		23,586
Ms E Walmsley	2,177		13,947
* denotes an Executive Director
**25% of Sir Andrew Witty's vested shares (i.e., 14,915 ordinary shares) will be held back, "the holding tranche", for an additional two years as agreed with shareholders beginning with his 2012 Performance Share Plan award. The same treatment will also be applied to the equivalent proportion of the above dividend shares which have vested.

2012 Deferred Annual Bonus Awards

The table below shows the dividend shares that relate to the pre tax Deferred Awards that will vest on the third anniversary of grant, 9 March 2015.

	Nil Cost Option over Ordinary Shares (Deferred Bonus Awards): Dividend Shares	Conditional Awards of ADSs (Deferred Bonus Awards): Dividend Shares
	Vested	Vested
Sir Andrew Witty*	8,357
Mr S Dingemans*	4,934
Dr M Slaoui*		3,290
Ms D Connelly		961
Mr W Louv		832
Mr D Redfern	2,108
Ms C Thomas	2,590
Mr D Troy		1,726
Mr P Vallance	3,590
Ms E Walmsley	1,789
* Denotes an Executive Director

The table below shows the dividend shares that relate to the post tax Deferred Award that will vest on the third anniversary of grant, 12 March 2015.

Co-Investment Shares ADSs: Dividend Shares
Released
Ms D Connelly	182

As announced on 13 February and noted above, for the three year period 1 January 2012 to 31 December 2014, the Remuneration Committee has confirmed that 13.5% of the award of Matching Shares will vest based on performance and that the balance lapsed. The table below shows the dividend shares relating to the pre tax Matching Awards that will vest on 9 March 2015, the third anniversary of the Award.

	Nil Cost Option over Ordinary Shares (Matching Shares): Dividend Shares		Conditional Awards over ADSs (Matching Shares): Dividend Shares
	Vested	Lapsed	Vested	Lapsed
Sir Andrew Witty*	1,128	7,229
Mr S Dingemans*	666	4,268
Dr M Slaoui*			445	2,845
Ms D Connelly			130	831
Mr W Louv			113	719
Mr D Redfern	285	1,823
Ms C Thomas	351	2,239
Mr D Troy			234	1,492
Mr P Vallance	485	3,105
Ms E Walmsley	242	1,547
* Denotes an Executive Director

The above nil cost options in respect of Deferred Shares and Matching Shares can be exercised until 9 March 2022. Dividends no longer accrue on these shares following vesting.

The table below shows the dividend shares relating to the post tax Matching Shares that will vest on 12 March 2015, the third anniversary of the Award:

	Conditional Awards over ADSs: Dividend Shares
	Vested	Lapsed
Ms D Connelly	26	159

2012 Performance Share Plan Award Dividend Shares for senior executives who have since been designated PDMRs

The table below shows the proportion of the dividend shares related to the 2012 Performance Share Plan conditional awards that vested and lapsed on 12 February 2015 per the previous Friday, 13 February announcement.

	Dividend shares which have vested	Dividend shares which have lapsed
	Ordinary Shares	Ordinary Shares
Mr R Connor	0	2,709
Mrs V Whyte	0	1,975

	ADSs	ADSs
Mr N Hirons	0	1,129

The Company, Executive Directors and PDMRs were advised of these transactions on 16 February 2015.

The closing share prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 12 February 2015 were £14.855 and US$45.95 respectively.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

VA Whyte
Company Secretary

17 February 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 17, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc